October 15, 2009

Via EDGAR

U.S. Securities and Exchange Commission	Veramark Technologies, Inc.
Attn: David Edgar, Staff Accountant	3750 Monroe Ave
100 F Street, NE	Pittsford, NY 14534
Washington DC 20549

Dear Mr. Edgar,

In response to your letter dated October 8, 2009, with regard to Veramark Technologies, Inc., (“Veramark”), Form 8-K filed October 5, 2009, file No. 000-13898. We have reviewed your comments and discussed them with our auditors EFP Rotenberg, LLP (formerly Rotenberg and Company, LLP).

As a result of those discussions, all parties agree that the merger of Rotenberg and Co, LLP and the EFP Group constitutes a change in accountants and therefore is subject to the disclosures required by Item 304 of regulation S-K. Accordingly, Veramark is amending the above referenced filing via the filing of an amended 8-K on form 8-K/A.  We anticipate filing the amended 8-K on October 15, 2009.

EFP Rotenberg LLP has notified Veramark that they are now registered with the PCAOB.  At the time the SEC checked the website, the site apparently was not up to date.

Veramark further acknowledges:

•	Responsibility for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing

•	Veramark may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have further questions or comments, please let me know.

Sincerely,

/s/ Ronald C. Lundy
Ronald C. Lundy
VP of Finance and CFO